July 15, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Stacie Gorman and Ruairi Regan

Re:	M3-Brigade Acquisition V Corp.
Registration Statement on Form S-1
Initially filed on June 5, 2024
File No. 333-279951

Dear Ms. Gorman and Mr. Regan:

On July 10, 2024, the undersigned, as the representative of the several underwriters, joined in the request of M3-Brigade Acquisition V Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on July 15, 2024, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

* * *

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
	Name:	David Batalion
	Title:	Managing Director, Investment Banking

[Signature Page to UW Acceleration Request]